Disposition of Shares of Certain Subsidiaries

On April 11, 2014, the board of directors of Woori Finance Holdings Co., Ltd. (the “Company”) resolved to approve the sale of the Company’s equity stake in Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., and Woori FG Savings Bank Financial Co., Ltd. as part of the Company’s privatization plan.

Key Details

Items
Name of company:	Woori Investment & Securities Co., Ltd.

Number of shares to be sold:	75,426,214

Sale price:	Won 946,740,000,000

Total number of shares of Woori Investment & Securities Co., Ltd. to be owned by the Company following the sale:	None

Expected date of sale:	June 30, 2014

Items
Name of company:	Woori Aviva Life Insurance Co., Ltd.

Number of shares to be sold:	7,601,091

Sale price:	Won 35,340,877,490

Total number of shares of Woori Aviva Life Insurance Co., Ltd. to be owned by the Company following the sale:	None

Expected date of sale:	June 30, 2014

Items
Name of company:	Woori FG Savings Bank

Number of shares to be sold:	10,320,000

Sale price:	Won 56,500,000,000

Total number of shares of Woori FG Savings Bank to be owned by the Company following the sale:	None

Expected date of sale:	June 30, 2014

*Sale prices are based on the amounts in the share purchase agreement

*	Expected date of the sale is based on the closing date of the share purchase agreement and is subject to change

*The acquiring party is NongHyup Financial Group Inc.

*	Related disclosure: Report on Form 6-K submitted by the Company on December 26, 2013, titled “Selection of Preferred Bidders for the Proposed Sale of Certain Subsidiaries”